

Mail Stop 4631

July 19, 2017

Via E-mail
Ms. Ana M. Menendez
Chief Financial Officer
Watsco, Inc.
2665 South Bayshore Drive
Suite 901
Miami, FL 33133

> **Re:** **Watsco, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 21, 2017**
> **File No. 001-05581**

Dear Ms. Menendez:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction